UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number 333-139791

MASONITE INTERNATIONAL INC.

(Name of registrant)

1820 Matheson Blvd., Unit B4
Mississauga, Ontario L4W 0B3 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

Extension of Forbearance Agreement to Credit Facility

As previously announced, on September 16, 2008, Masonite International Inc. (the “Company”) entered into a forbearance agreement with the lenders that are party to the company’s credit facility.  Under terms of the forbearance agreement, neither the administrative agent nor the lenders will (i) take action to accelerate the maturity of or terminate the company’s revolving credit facility or to otherwise enforce payment of the company’s obligations under the credit agreement, or (ii) exercise any other rights and remedies available to them under the credit agreement or applicable law. The forbearance agreement applies to the non-compliance by the company of certain financial covenants as of June 30 and September 30, 2008. The forbearance agreement expired on November 13, 2008.

As previously announced, on November 25, 2008, the Company and its bank lenders agreed to an extension of the forbearance agreement to the earliest of December 19, 2008, any other Event of Default, and any Termination Event as defined  in the Bondholder Forbearance Agreement dated November 17, 2008 (as described below).  The amendment with the lenders also provided for the December 19, 2008 deadline to be further extended to January 15, 2009 provided, among other things, that the Company (i) delivers a draft business plan by December 19, 2008, and (ii) reviews the plan with the bank lenders by December 22, 2008.  The Company has satisfied these conditions and the forbearance agreement has been further extended to January 15, 2009.  The Company continues to pursue opportunities to develop an appropriate capital structure to support its long-term strategic plan and business objective.

Extension of Bondholder Forbearance Agreement

As previously announced, on November 17, 2008, the Company, Masonite Corporation (the “US Issuer”), Masonite International Corporation (the “Canadian Issuer”), certain subsidiaries of the Company (the “Subsidiaries”), holders (the “Noteholders”) of a majority in principal amount of the Notes that were issued pursuant to those certain indentures, each dated as of October 6, 2006 (collectively, the “Indentures”), and the Bank of New York, as indenture trustee (the “Indenture Trustee”) entered into a forbearance agreement (the “Bondholder Forbearance Agreement”).  In particular, the Bondholder Forbearance Agreement has been signed by holders of 94% in principal amount of the Notes issued by the US Issuer (the “US Notes”) and by holders of 58% in principal amount of the Notes issues by the Canadian Issuer (the “Canadian Notes”).

Under the terms of the Bondholder Forbearance Agreement, the Noteholders who signed the Bondholder Forbearance Agreement have agreed that until the expiration of the Forbearance Period (as defined below), they (both individually and collectively) will forbear from exercising, and shall direct the Indenture Trustee and any broker or other person that holds the Notes on behalf of such Noteholders not to exercise, any rights and remedies against the Company, the US Issuer, the Canadian Issuer and the Subsidiaries that are available under the Indentures and/or applicable law solely with respect to the failure to make the interest payments due on October 15, 2008 with respect to the Notes (the “Interest Default”). The Forbearance Period expires on December 31, 2008.

On December 30, 2008, the parties to the Bondholder Forbearance Agreement entered into the First Amended and Restated Forbearance Agreement (the “Amended Forbearance Agreement”).  Pursuant to the Amended Forbearance Agreement, (i) the Forbearance Period has been extended until January 31, 2009, and (ii) the Noteholders agreed that until the expiration of the Forbearance Period, they (both individually and collectively) will forbear from exercising, and shall direct the Indenture Trustee and any broker or other person that holds the Notes on behalf of such Noteholders not to exercise, any rights and remedies against the Company, the US Issuer, the Canadian Issuer and the Subsidiaries that are available under the Indentures and/or applicable law with respect to the failure by the US Issuer and the Canadian Issuer to comply with certain reporting requirements under the Indentures (the “Financial Reporting Defaults”).

As used herein, the term “Forbearance Period” shall mean the period beginning on the date of the Forbearance Agreement and ending upon the earlier to occur of (i) January 31, 2009, and (ii) two business days after the delivery by counsel to the Noteholders, to the Company and the Indenture Trustee of a written notice terminating the Forbearance Period, which notice may be delivered at any time but only upon or after the occurrence of any Forbearance Default; provided, however, that the Forbearance Period shall immediately terminate upon the occurrence of an event described in clause (A) or (F) below.  A Forbearance Default means:  (A) the valid acceleration of all indebtedness arising under (i) either Indenture or (ii) the Company’s credit facility; (B) the failure of the Company to engage in good faith negotiations with the Noteholders regarding a potential restructuring transaction which determination shall be made by the holders of a majority in principal amount of the Notes in good faith and their reasonable discretion; (C) the occurrence of any default or event of default (other than the Interest

Default and Financial Reporting Defaults) under the Indentures; (D) the failure of the Company to comply with any material term, condition, covenant or agreement set forth in the Forbearance Agreement; (E) the failure of any representation or warranty made by the Company under the Forbearance Agreement to be true and correct in all material respects as of the date when made; (F) the commencement by or against the US Issuer, the Canadian Issuer, or any Subsidiary of a case under title 11 of the United States Code, the Companies’ Creditors Arrangement Act or seek relief under any comparable liquidation, reorganization or insolvency regime or proceeding that, in the case of a proceeding not commenced by the US Issuer, the Canadian Issuer, or any Subsidiary) is not dismissed within 5 business days of commencement; or (G) the Company, the US Issuer, the Canadian Issuer, or the Subsidiaries pays any management, sponsor or consulting fees to the stockholders of Masonite Holdings Corp. or their affiliates.

Absent the Forbearance Agreement, holders of the US Notes would have been able to declare the full amount of the US Notes due and payable during the Forbearance Period upon five business days’ notice.

While holders of 30% in principal amount of the Canadian Notes have the ability to declare the full amount of the Canadian Notes due and payable upon five business days’ notice, pursuant to the Forbearance Agreement holders of 58% in principal amount of the Canadian Notes have agreed not to take such action.

The description of the First Amended and Restated Forbearance Agreement is qualified in its entirety by the form thereof attached as Exhibit 99.1 hereto and which is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99.1         First Amended and Restated Forbearance Agreement, dated December 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL INC.

Date: December 31, 2008

	By:	/s/ Anthony (Tony) DiLucente
	Name:	Anthony (Tony) DiLucente
	Title:	Executive Vice-President, Finance

Exhibit Index

Exhibit No.	Description
99.1	First Amended and Restated Forbearance Agreement, dated December 30, 2008